Exhibit 99.3

200 Spectrum Center Drive,
Suite 300
Irvine, CA 92618
(714) 234-5980
www.BCRGCPAS.com

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in registration statements on Form S-8 (333-203384), Form S-8 (333-226490) and Form S-8 (333-259666)) of Check-Cap Ltd. of our report dated May 12, 2026, with respect to the financial statements of MBody AI Corp for the years ended December 31, 2025 and December 31, 2024, and for the periods from October 7, 2024 (date of formation) to December 31, 2024, and ending December 31, 2025 included in this Report of a Foreign Private Issuer on Form 6-K.

We also consent to the reference to our Firm under the caption “Experts” in such Registration Statement.

Irvine, California

May 12, 2026